Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

September 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, DC 20549

Attention: Melissa N. Rocha, Senior Assistant Chief Accountant, Office of Manufacturing and Construction

RE:                          Comment Letter Dated September 8, 2015

Trinseo S.A.

Form 10-K for the Year Ended December 31, 2014, filed March 10, 2015

Item 2.02 Form 8-K, filed August 4, 2015

File No. 1-36473

Dear Ms. Rocha:

Below please find the responses (the “Responses”) of Trinseo S.A. (“Trinseo”, the “Parent”, or together with its subsidiaries, the “Company”) to the comments (the “Comments”) set forth in the letter dated September 8, 2015 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Trinseo.

For the convenience of the Staff, we have restated each of the Comments in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such Comments.  References to page numbers are to the page numbers in the corresponding filings.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 64

1.              We note your disclosure that the weakening of the U.S. dollar against the euro contributed to the change in net sales and cost of sales for the year ended December 31, 2014 compared to the year ended December 31, 2013.  In addition, you also disclose that the strengthening of the U.S. dollar against the euro impacted other expenses, net for the year ended December 31, 2014 compared to the year ended December 31, 2013.  Please clearly explain the disclosure surrounding the foreign currency impact on your operations, specifically how the U.S. dollar strengthened and weakened against the euro within the same year.

RESPONSE:  In response to the Staff’s Comments, we note that the differences in impacts of foreign currency movements to net sales and cost of sales versus other expenses, net is a function of the components of each of these captions and the nature of the foreign exchange rates used to translate these captions from local currency to U.S. dollars each reporting period.

The Company translates net sales and cost of sales denominated in currencies other than the U.S. dollar at the average exchange rates in effect during the period.  Based on this application of the average exchange rates, we noted an overall weakening of the U.S.

dollar against the euro, when comparing the average rate for the year ended December 31, 2014 ($1.3341/€) to the average rate for the year ended December 31, 2013 ($1.3262/€).

Separately, we note that certain of the Company’s subsidiaries whose functional currency has been identified as the U.S. dollar carry payables balances denominated in euros.  As a result, in accordance with ASC 830, these euro-denominated payables are remeasured into the functional currency, U.S. dollars, at exchange rates in effect at the end of the each period (or “spot” rate), rather than using average exchange rates for the period.  The respective gains and losses due to foreign exchange remeasurement on monetary assets and liabilities are recorded within other expense, net in the consolidated statements of operations.

As such, fluctuations in the gains and losses recorded within other expense, net are a function of the spot rate in effect at a given period end, compared to the spot rate in effect at the end of the prior period.  For example, the U.S. dollar-to-euro spot exchange rate on December 31, 2014 ($1.2155/€) decreased (i.e., strengthened) when compared to the spot exchange rate on December 31, 2013 ($1.3765/€).

This difference in how the balances for these accounts are generated (i.e., average exchange rates over a period of time versus spot exchange rates) results in a different characterization of the impacts to these account balances (i.e., strengthening versus weakening).

In future filings, in situations where we experience similar dynamics in the financial statements, we will provide further explanation and clarity where possible to enhance the reader’s understanding of these impacts.

Liquidity and Capital Resources, page 75

2.              On page 46, you disclose that you are largely dependent on the receipt of distributions and dividends or other payments from your subsidiaries and joint ventures for cash to fund all of your operations and expenses. In future filings, please also discuss in your liquidity and capital resources section any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations.  Please provide the disclosures required by Rule 4-08(e) of Regulation S-X.  Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

RESPONSE: In response to the Staff’s Comments, we acknowledge the risk factor disclosed on page 46 of our Form 10-K for the year ended December 31, 2014.  During the prior year we did give consideration to both the need for further disclosure in our liquidity and capital resources section regarding any restrictions on our ability to declare dividends as well as the requirement for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. See below for further discussion on each:

Consideration of disclosure regarding restrictions on the ability of our subsidiaries to pay dividends or otherwise transfer assets

In our risk factor, we have disclosed that the Company’s ability to both service its debt and pay future dividends (when and if the Company elects to do so) is largely dependent on and limited by the cash generation of our subsidiaries and joint ventures, and our ability to receive dividends or disbursements from those subsidiaries.  This risk factor was intended to highlight the fact that, due to their status as holding companies, Trinseo S.A. (the registrant and Parent) and the entities that issue substantially all of our debt (discussed below) conduct all of their operations through subsidiaries and that, accordingly, their ability to service debt obligations or make dividend payments depends on the results of operations and financial condition of those subsidiaries and the ability of those subsidiaries to make dividend payments or other cash disbursements to them.

Regarding our ability to service our outstanding debt obligations, we note that the issuers of substantially all of the outstanding debt of Trinseo S.A. and its subsidiaries as of December 31, 2014 were Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc.

(together, the “Issuers”), both wholly-owned subsidiaries of Trinseo S.A. In this regard, we note that there are no known significant restrictions by third parties (i.e., lenders, regulatory agencies, foreign governments, etc.) on the ability of consolidated or unconsolidated subsidiaries of the Company to disburse or dividend funds to the Issuers.  As such, the ability of the Issuers to service outstanding debt as of December 31, 2014 was not hindered by any such restrictions.  However, as the Company’s subsidiaries are located in a variety of jurisdictions, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future due to regulatory or other reasons beyond our control.  In future filings, we will enhance our disclosures within Management’s Discussion and Analysis to clarify this point.

Separately, as disclosed on page 46, to the extent that we determine in the future to declare and pay dividends on our ordinary shares, the credit agreement governing our Senior Secured Credit Facility and the indenture governing our Senior Notes restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to Trinseo S.A. (the Parent).  As of December 31, 2014, we did not expect to declare or pay dividends on our ordinary shares for the foreseeable future, and as such we did not provide further clarification within Management’s Discussion and Analysis. Acknowledging the Staff’s Comments, in future filings, regardless of the Company’s intentions to pay dividends to ordinary shareholders, we will enhance these disclosures to provide further detail of these restrictions, consistent with the requirements of Rule 4-08(e) of Regulation S-X.

Consideration of parent only financial statements

Rules 5-04 of Regulation S-X requires disclosure of a financial statement schedule containing condensed parent company data (as prescribed in Rule 12-04 of Regulation S-X) to be filed when the restricted net assets (as defined by Rule 4-08(e)(3) of Regulation S-X) of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  As such, we considered the disclosure requirements as of December 31, 2014 under Rule 12-04 of Regulation S-X as follows, with the requirements highlighted in italics and the Company’s assessment immediately thereafter. As part of this consideration, we referenced Rule 5-04(b) of Regulation S-X which states that if the information required by any schedule (including the notes thereto) may be shown in the financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted.

•                  Provide condensed financial information as to financial position, cash flows and results of operations of the registrant as of the same dates and for the same periods for which audited consolidated financial statements are required.  The financial information required need not be presented in greater detail than is required for condensed statements by Rule 10-01(a)(2), (3), and (4).

Response: In Note 25 to the financial statements on pages F-50 through F-57 of our Form 10-K for the year ended December 31, 2014, the Company has included supplemental guarantor financial statement disclosure in accordance with Rule 3-10 of Regulation S-X.  Included within this information is the condensed financial information of the Parent Guarantor, which in this case is the same as would be considered for parent company only financial information.  This information includes:

•                  the Condensed Consolidating Balance Sheets as of December 31, 2014 and December 31, 2013;

•                  the Condensed Consolidating Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012; and

•                  the Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

As such, we concluded that this requirement had been met within a separate footnote, and therefore, separate disclosure was not required.

•                  Detailed footnote disclosure which would normally be included with complete financial statements may be omitted with the exception of disclosures regarding material contingencies, long-term obligations and guarantees. Descriptions of provisions of the registrant’s long-term obligations, mandatory dividend or redemption requirements of redeemable stocks, and guarantees of the registrant shall be provided along with a five-year schedule of maturities of debt. If the material contingencies, long-term obligations, redeemable stock requirements and guarantees of the registrant have been separately disclosed in the consolidated statements, they need not be repeated in this schedule.

Response: In evaluating this requirement, we noted no material contingencies, long-term debt obligations, mandatory dividends, or redemption requirements of redeemable stock for the parent company.  Separately, we noted that all material guarantees have been disclosed within the footnotes to the financial statements (within Notes 10 and 25).

•                  Disclose separately the amounts of cash dividends paid to the registrant for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively.

Response: There were no cash dividends paid to the parent company during the years ended December 31, 2014, 2013 and 2012.  However, had these dividends occurred, they would have been displayed within the respective Condensed Consolidating Statement of Cash Flows included within Note 25 to the financial statements.

Based on these facts, we concluded that the parent company disclosure requirements of Rules 5-04 and 12-04 of Regulation S-X had been met and no additional disclosure was required in the Form 10-K for the year ended December 31, 2014.  Beginning with our Form 10-Q filed for the three and six months ended June 30, 2015, the Company is no longer required to include condensed consolidated financial statements in accordance with Rule 3-10 of Regulation S-X, due to our May 2015 debt refinancing, which included the replacement of publicly traded notes with private placement notes.  As such, we will evaluate whether we meet the disclosure thresholds under Rules 5-04 and 12-04 for our Form 10-K to be filed for the year ended December 31, 2015, and, if necessary, we will include the necessary parent company only financial information in Schedule I.

Item 15. Exhibits, Financial Statement Schedules

General

3.              We note that you incurred a total of $285.2 million in expenses under the SAR MOSA for the year ended December 31, 2014.  Please tell us and disclose in future filings the line item(s) and the related amount(s) of expenses incurred in each line item that is related to the SAR MOSA for each period presented.

RESPONSE:  We acknowledge the Staff’s Comments, and note that in future filings, we will include disclosures within the notes to the consolidated financial statements (in a format similar to the tables provided below) to provide further clarity on the components of these costs and the line items on the financial statements where these costs are presented.

As disclosed on pages 20 and 30 of our Form 10-K for the year ended December 31, 2014, during the years ended December 31, 2014, 2013, and 2012, the Company incurred

$285.2 million, $306.2 million, and $320.5 million, respectively, of total costs related to the SAR MOSA, site services agreements (SAR SSAs), and AR MOD5 Agreement with Dow. The majority of these costs relate to the SAR MOSA and SAR SSAs, the total costs for which are disclosed in Note 18 to the consolidated financial statements on page F-43.  The following table provides this detail by agreement and financial statement line item for each of the three years ended December 31, 2014, 2013, and 2012, respectively.

(in millions) Financial Statement	Year Ended December 31, 2014
Line Item	SAR MOSA	SAR SSAs	AR MOD5	Total
Cost of sales	$43.6	$227.2	$2.7	$273.5
Selling, general, and administrative expenses	5.2	6.5	—	11.7
Total	$48.8	$233.7	$2.7	$285.2

(in millions) Financial Statement	Year Ended December 31, 2013
Line Item	SAR MOSA	SAR SSAs	AR MOD5	Total
Cost of sales	$62.3	$230.1	$3.0	$295.4
Selling, general, and administrative expenses	5.8	5.0	—	10.8
Total	$68.1	$235.1	$3.0	$306.2

(in millions) Financial Statement	Year Ended December 31, 2012
Line Item	SAR MOSA	SAR SSAs	AR MOD5	Total
Cost of sales	$94.4	$211.0	$2.9	$308.3
Selling, general, and administrative expenses	8.7	3.5	—	12.2
Total	$103.1	$214.5	$2.9	$320.5

Form 8-K Filed on August 4, 2015

Exhibit  99.1

4.              We remind you that Item 10(e)(1)(i)(a) of Regulation S-K indicates that you should not present non-GAAP financial measures with greater prominence than the most directly comparable GAAP financial measures. In this regard, your narrative appears to place more prominence on non-GAAP financial measures such as Adjusted EBITDA without providing a discussion of the corresponding GAAP financial measure.  Please revise as necessary in future filings.   See also Instruction 2 to Item 2.02 of Regulation 8-K.

RESPONSE:  We acknowledge the Staff’s Comments and will ensure that in the future, our disclosures furnished pursuant to Item 2.02 of Form 8-K comply in all respects with Instruction 2 to Item 2.02 and Item 10(e)(1)(i)(a) of Regulation S-K, including the requirement that when non-GAAP financial measures are presented, the most directly comparable financial measure presented in accordance with GAAP is presented with equal or greater prominence.

Additionally, in connection with our response to the Staff’s Comments, we acknowledge that Trinseo is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and it is the Staff’s view that

Trinseo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3203.  Thank you for your assistance.

Very truly yours,

/s/ John A. Feenan
John A. Feenan
Chief Financial Officer
1000 Chesterbrook Blvd., Suite 300
Berwyn, PA 19312

cc:                                Christopher D. Pappas, Trinseo S.A.

Angelo N. Chaclas, Trinseo S.A.